UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Weber Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

94770D102

(CUSIP Number)

February 14, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 94770D102

(1)	Names of Reporting Persons MBI Holdings, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 2,963,078

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,963,078

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,963,078

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.6%*

(12)	Type of Reporting Person (See Instructions) FI

* Based on 52,562,779 Shares (as defined below) outstanding as reported in the Issuer’s (as defined below) Form 10-Q for the quarterly period ended December 31, 2021 filed with the filed with the Securities and Exchange Commission on February 14, 2022.

CUSIP No: 94770D102

(1)	Names of Reporting Persons Jose Miguel Enrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 2,963,078

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,963,078

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,963,078

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.6%*

(12)	Type of Reporting Person (See Instructions) IN

* Based on 52,562,779 Shares outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2021 filed with the filed with the Securities and Exchange Commission on February 14, 2022.

CUSIP No: 94770D102

Item 1	(a).	Name of Issuer: Weber Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 1415 S. Roselle Road, Palatine, Illinois

Item 2	(a).

Name of Person Filing:
This Schedule 13G is being filed jointly by MBI Holdings, LP an Ontario limited partnership (the “Company”) and Jose Miguel Enrich (“Mr. Enrich”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to a Joint Filing Agreement incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Company directly owns 2,963,078 shares of the Issuer’s Class A common stock (the “Shares”), as the general partner of the Company, Mr. Enrich may be deemed to beneficially own the Shares. Mr. Enrich disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

MBI Holdings, LP: 365 Bay Street Suite 800, Toronto, Ontario, Canada M5H 2V1

Jose Miguel Enrich: 781 Crandon Blvd 902, Key Biscayne, Florida 33149

Item 2	(c).	Citizenship: MBI Holdings, LP: Canada Jose Miguel Enrich: United Mexican States
Item 2	(d)	Title of Class of Securities: Class A common stock
Item 2	(e)	CUSIP Number: 94770D102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No: 94770D102

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and incorporated herein by reference.

As of the close of business on February 14, 2022, MBI Holdings, LP owned 2,700,199 shares of the Issuer’s Class A common stock representing an aggregate of 5.1% of the 52,562,779 total Class A common stock issued and outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022 and giving effect to the Issuer’s initial public offering. Jose Miguel Enrich may have been deemed to beneficially own 2,700,199 shares of the Issuer’s Class A common stock by virtue of his status as general partner of MBI Holdings, LP, the record owner of such shares.

As of the date hereof, MBI Holdings, LP owns 2,963,078 shares of the Issuer’s Class A common stock representing an aggregate of 5.6% of the 52,562,779 total Class A common stock issued and outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2022. Jose Miguel Enrich may be deemed to beneficially own 2,963,078 shares of the Issuer’s Class A common stock by virtue of his status as general partner of MBI Holdings, LP, the record owner of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 204.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Name: Jose Miguel Enrich
Title: General Partner

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich
Name: Jose Miguel Enrich
Title: Individual